Exhibit 99.1
Trina Solar Announces Fourth Quarter and Fiscal Year 2010
Results
Record Quarterly and Annual Shipments, Gross Margin Exceeds Guidance
Changzhou, China — February 22, 2011 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the fourth quarter and fiscal year 2010.
Fourth Quarter 2010 Financial and Operating Highlights
•	Solar module shipments were approximately 351 MW for the fourth quarter of 2010, compared to the Company’s previous guidance of approximately 300 MW, representing an increase of 20.7% sequentially and 114.3% year-over-year

•	Net revenues were $641.8 million, an increase of 26.3% sequentially and 104.9% year-over-year

•	Gross profit was $201.8 million, an increase of 26.6% sequentially and 97.4% year-over-year

•	Gross margin was 31.4%, above the Company’s previous guidance of approximately 30%, compared to 31.4% in the third quarter of 2010 and 32.6% in the fourth quarter of 2009

•	Gross margin relating to the Company’s in-house wafer production to module production was 36.5%, compared to its previous guidance of mid 30s in percentage terms

•	Operating income was $145.1 million, compared to $113.0 million in the third quarter of 2010 and $64.4 million in the fourth quarter of 2009

•	Operating margin was 22.6%, compared to 22.2% in the third quarter of 2010 and 20.6% in the fourth quarter of 2009

•	Net income was $145.3 million, which included a net foreign currency exchange gain of $25.3 million, compared to net income of $82.9 million in the third quarter of 2010 and $48.8 million in the fourth quarter of 2009

•	Earnings per fully diluted American Depositary Share (“ADS”) were $1.87, compared to $1.08 in the third quarter of 2010 and $0.74 in the fourth quarter of 2009
Full Year 2010 Results Financial and Operating Highlights
•	Solar module shipments were approximately 1.06 GW, compared to the Company’s previous guidance of approximately 1 GW, an increase of 164.8% from 2009

•	Total net revenues were $1.86 billion, an increase of 119.8% from 2009

•	Gross profit was $584.4 million, an increase of 146.4% from 2009

•	Gross margin was 31.5%, compared to 28.1% in 2009

•	Operating income was $417.3 million, compared to $135.4 million in 2009

•	Net income for the full year was $311.5 million, an increase of 223.7% from 2009

•	Earnings per fully diluted ADS for 2010 were $4.18, compared to $1.69 in 2009
“We are very pleased with our outstanding performance in the fourth quarter, which saw record shipment volume and resulted in our exceeding previous guidance for both the fourth quarter and full year 2010,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.

“In a year of industry-wide ASP declines which made PV systems more affordable, our shipment volume and revenue more than doubled year over year and we continued to increase margins. This was achieved through our relentless drive for manufacturing and supply chain efficiency, increased local sales and expanded global support operations. Additionally, despite significant capacity expansion in 2010, we further strengthened our balance sheet over 2009 through our continued focus on maintaining positive operational cashflows.”
“Our growth in 2010 demonstrates the successful execution of our strategy to expand sales across distribution segments and geographic end markets in North America and other exciting PV markets such as India, Australia and China. We believe this reflects growing customer appreciation of the high quality and performance of Trina Solar products, and our brand’s increasing global recognition, which we are enhancing through premier marketing initiatives such as our Formula 1 team sponsorship.”
“Our commitment to create high quality products remains critical to our success, and in the fourth quarter of 2010, we initiated construction of our Key State PV Research Laboratory, which is located next to our manufacturing facilities and a growing number of strategic supply partners operating within our state of the art Changzhou Trina PV Park. We expect to complete the construction of the laboratory in late 2011.”
“As we look to 2011 we will continue to focus on increasing the efficiencies of our new and existing products to reinforce our cost leadership, further build supportive customer relationships, and continue to implement environmental and health and safety best practice initiatives.”
Recent Business Highlights
During the fourth quarter of 2010, the Company
•	Initiated the construction of its State Key PV Research Laboratory within its Changzhou Trina PV Park

•	Announced that its American Depositary Receipts began trading on the Singapore Exchange GlobalQuote Board under the symbol “K3KD”

•	Announced a supply agreement with CECEP Solar Sheyang Power Company, a subsidiary of China Energy Conservation and Environmental Protection Group, for a ground-mounted solar project of approximately 20 MW located in Sheyang, Jiangsu Province, in China

•	Announced its intention to invest approximately $800 million from 2011 to 2013 in Changzhou Trina PV Park for the purposes of expanding the Company’s manufacturing capacity and research and development facilities

•	Announced the completion of a 5 MW solar power plant developed by Lanco Infratech Limited, one of the fastest growing business conglomerates in India. The project is one of the largest single-location solar power plants in India and the first such for the western Indian state of Gujarat
Subsequent Events
Subsequent to the fourth quarter of 2010, the Company
•	Announced the signing of a supplemental long-term wafer and polysilicon product supply agreement with GCL (Changzhou) Solar Energy Technology Company Limited, a subsidiary of GCL-Poly Energy Holdings (“GCL-Poly”). Under the terms of the supplemental agreement and the existing agreements, GCL-Poly is expected to supply Trina Solar with wafers and polysilicon sufficient to produce approximately 7,500 MW of solar modules in aggregate over five years

Fourth Quarter 2010 Results
Net Revenues
Net revenues in the fourth quarter of 2010 were $641.8 million, an increase of 26.3% sequentially and an increase of 104.9% year-over-year. Total shipments were 350.8 MW, compared to the Company’s previous guidance of approximately 300 MW, versus 290.5 MW in the third quarter of 2010 and 163.7 MW in the fourth quarter of 2009. The sequential increase in total shipments was primarily due to increased allocations to North America and China and the Company’s increased manufacturing capacity, and linked to increased year-end demand to install new PV systems ahead of annual feed-in tariff adjustments in 2011 in established PV markets including Germany and Italy.
Gross Profit and Margin
Gross profit in the fourth quarter of 2010 was $201.8 million, compared to $159.4 million in the third quarter of 2010 and $102.2 million in the fourth quarter of 2009.
Gross margin was 31.4% in the fourth quarter of 2010, compared to the Company’s previous guidance of approximately 30%, and was primarily due to higher than targeted ASP. The fourth quarter gross margin compares to 31.4% in the third quarter of 2010 and 32.6% in the fourth quarter of 2009.
Gross margin relating to the Company’s in-house wafer production to module production was 36.5% in the fourth quarter of 2010, compared to its previous guidance of mid 30s in percentage terms, and 37.6% in the third quarter of 2010.
Operating Expense, Income and Margin
Operating expenses in the fourth quarter of 2010 were $56.7 million, an increase of 22.2% sequentially and 50.1% year-over-year. The Company’s operating expenses represented 8.8% of its fourth quarter net revenues, a decrease from 9.1% in the third quarter of 2010 and 12.1% in the fourth quarter of 2009. The sequential percentage decrease was primarily due to the Company’s increased shipments and higher ASP in the fourth quarter, while the yearly percentage decrease was primarily due to the Company’s rapidly increasing net revenues and expense-control measures taken in 2010. Operating expenses in the fourth quarter of 2010 also included $1.8 million in share-based compensation expenses, due in part to increased management hiring, compared to $1.4 million in the third quarter of 2010 and $1.2 million in the fourth quarter of 2009.
As a result of the foregoing, operating income in the fourth quarter of 2010 was $145.1 million, compared to $113.0 million in the third quarter of 2010 and $64.4 million in the fourth quarter of 2009. Operating margin was 22.6% in the fourth quarter of 2010, compared to 22.2% in the third quarter of 2010 and 20.6% in the fourth quarter of 2009.
Net Interest Expense
Net interest expense in the fourth quarter of 2010 was $6.6 million, compared to $7.5 million in the third quarter of 2010 and $7.3 million in the fourth quarter of 2009. The sequential decrease was primarily due to the reduction in the Company’s average short-term and long-term borrowings, while the year-over-year decrease was primarily due to the increase in interest income as a result of higher cash and cash equivalents in bank accounts.
Foreign Currency Exchange
The Company had a gain in foreign currency exchange of $25.3 million in the fourth quarter of 2010, which was net of changes in fair value of derivative instruments. This compares to a net loss of $8.3 million in the third quarter of 2010 and a net loss of $2.6 million in the fourth quarter of 2009. This net gain was primarily due to the gain from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure, which was partially offset by the loss as a result of the depreciation of the Euro against U.S. dollar.
The Company continued foreign currency hedging during the fourth quarter of 2010 using foreign currency forward contracts between the Euro and the U.S. dollar, with the goal of mitigating the effects of exchange rate volatility.

Net Income and EPS
Net income was $145.3 million in the fourth quarter of 2010, an increase from $82.9 million in the third quarter of 2010 and $48.8 million in the fourth quarter of 2009. The net foreign currency exchange gain included in net income was $25.3 million, in the fourth quarter of 2010, compared to a net foreign currency exchange loss of $8.3 million in the third quarter of 2010 and a net foreign currency exchange loss of $2.6 million in the fourth quarter of 2009, respectively.
Net margin was 22.6% in the fourth quarter of 2010, compared to 16.3% in the third quarter of 2010 and 15.6% in the fourth quarter of 2009.
Earnings per fully diluted ADS were $1.87 in the fourth quarter of 2010. The effects of the net fourth quarter foreign currency exchange gain was approximately $0.32 per fully diluted ADS.
Full Year 2010 Results
For 2010, net revenues were $1.86 billion, an increase of 119.8% from $845.1 million in 2009, primarily due to increased shipments that offset decreased ASP. Total shipments were 1.06 GW, an increase of 164.8% from 399.0 MW in 2009. Gross profit for 2010 was $584.4 million, an increase of 146.4% from $237.2 million in 2009. Overall gross margin was 31.5% in 2010, compared to 28.1% in 2009. The gross margin increase was primarily due to decreases in silicon purchase prices and reductions in non-silicon manufacturing cost per watt in 2010.
Operating income for 2010 was $417.3 million, up 208.3% from $135.4 million in 2009. Operating margin was 22.5% in 2010, compared to 16.0% in 2009.
Net income was $311.5 million, an increase of 223.7% from 2009. Net margin was 16.8% in 2010, compared to 11.6% in 2009. The net margin increase was primarily due to the Company’s improved gross margin combined with reduction of operating expenses as a percentage of net revenue in 2010.
Earnings per fully-diluted ADS for 2010 were $4.18, an increase of 148.1% compared to $1.69 per fully diluted ADS for the full year 2009.
Financial Condition
As of December 31, 2010, the Company had $790.8 million in cash and cash equivalents and restricted cash. The Company’s working capital balance was $951.3 million. Total bank borrowings stood at $458.6 million, of which $300.0 million were long-term borrowings. The Company reduced its short-term borrowings by $34.5 million to approximately $158.7 million as of December 31, 2010.
Shareholders’ equity was $1.17 billion as of December 31, 2010, an increase from $1.03 billion at the end of the third quarter of 2010.
First Quarter and Fiscal Year 2011 Guidance
For the first quarter of 2011, the Company expects its shipment volume for PV modules to be slightly higher than that for the fourth quarter of 2010.
The Company expects its gross margin relating to its in-house wafer production to module production to be approximately 30% during the first quarter of 2011. The Company believes its overall gross margin, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity, for the first quarter will be in the mid to high 20s in percentage terms. Such guidance is based on the average exchange rate between the Euro and U.S. dollar from January 1, 2011 to February 22, 2011. For the full year of 2011, the Company expects total PV module shipments between 1.75 GW to 1.80 GW, representing an increase of 65.6% to 70.3% from 2010.

Operations and Business Outlook
Non-Silicon Cost
In the fourth quarter of 2010, the Company’s non-silicon manufacturing cost for its core raw materials to module production was approximately $0.74 per watt, a sequential increase of $0.01. The sequential increase was primarily due to price increases of key non-silicon raw materials as result of strong market demand for PV modules in the fourth quarter of 2010. By the year end of 2011, the Company expects to reach approximately $0.70 through the continuation of technology and manufacturing process improvements involving proprietary processes for ingot, wafer, cell and module manufacturing, higher cell conversion efficiencies, and supply chain and logistics management initiatives currently under testing or development.
Silicon Procurement
Through its diversified range of short, medium, and long-term supply contracts, the Company will continue to maintain competitive silicon costs relative to the current market price.
2010 Capacity Expansion
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company’s PV cell and module production reached approximately 1.2 GW of annualized capacity during the fourth quarter of 2010, compared to its previous guidance of 1.1 GW, based on actual manufacturing yield.
2011 Capacity Expansion
To meet expected demand for its PV solar modules, the Company expects to raise its annualized in-house ingot and wafer production capacity, as well as PV cell and module production capacity to reach approximately 1.2 GW and 1.9 GW, respectively, in the second half of 2011, based on actual manufacturing yield.
Cell Technology Update
Through improvements in its cell manufacturing processes, which include passivation and metallization techniques for its PV manufacturing processes, the Company achieved its previously announced 2010 cell efficiency targets for monocrystalline and multicrystalline cells of 19.5% and 18.0%, respectively, on a test production line basis, compared to 18.8% and 17.5%, respectively, in December 2009. The Company further expects to enhance its cell efficiencies for multicrystalline cells by the end of 2011 to up to 18.5% on a test production line basis.
For its previously announced high efficiency crystalline cell development with the Solar Energy Research Institute of Singapore (“SERIS”), the Company is targeting a milestone 20% cell efficiency in the middle of 2012 and target cell efficiency of 21.5% in 2013, based on a test production line basis. The monocrystalline N-type SPARC solar cell development involves printing contacts on the cell’s rear to increase front surface exposure to sunlight.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on February 22, 2011, to discuss the results for the quarter ended December 31, 2010. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Gary Yu, Senior Vice President, Operations, Ben Hill, Vice President, Sales and Marketing and Thomas Young, Senior Director, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 3898-2142.
If you are unable to participate in the call at this time, a replay will be available on February 22 at 10:00 a.m. ET, through March 1, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference ID 3898-2142.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statements of Operations
(US dollars in thousands, except ADS and share data)

	Three Months	Three Months	Three Months	Year ended
	ended Dec 31,	ended Sept 30,	ended Dec 31,	December 31,
	2010	2010	2009*	2010	2009*

Net revenues	$641,788	$508,298	$313,271	$1,857,689	$845,136
Cost of revenues	440,013	348,870	211,073	1,273,328	607,982

Gross profit	201,775	159,428	102,198	584,361	237,154

Operating expenses
Selling expenses	21,530	21,689	12,722	75,677	30,940
General and administrative expenses	25,588	20,501	23,061	72,711	65,406
Research and development expenses	9,574	4,220	1,987	18,625	5,439
Total operating expenses	56,692	46,410	37,770	167,013	101,785

Operating income	145,083	113,018	64,428	417,348	135,369
Exchange gain or (loss)	(6,515)	40,709	(8,284)	(36,156)	9,958
Interest expenses	(7,559)	(8,373)	(7,542)	(33,952)	(27,095)
Interest income	938	905	253	2,590	1,667
Gain (loss) on change in fair value of derivative	31,832	(49,023)	5,719	9,476	(1,590)
Other income (expenses), net	955	(289)	1,883	216	2,613

Income before income taxes	164,734	96,947	56,457	359,522	120,922
Income tax expenses	(19,403)	(14,079)	(7,637)	(48,069)	(24,696)

Net income	$145,331	$82,868	$48,820	$311,453	$96,226

Earnings per ADS — post share split (1)
Basic	2.07	1.18	0.80	4.58	1.77
Diluted	1.87	1.08	0.74	4.18	1.69
Weighted average ADS outstanding — pre share split
Basic	35,087,053	35,027,673	30,364,438	34,027,015	27,241,858
Diluted	39,455,026	39,404,824	34,673,093	38,337,138	31,315,052
Weighted average ADS outstanding — post share split
Basic	70,174,105	70,055,346	60,728,876	68,054,030	54,483,715
Diluted	78,910,051	78,809,648	69,346,186	76,674,276	62,630,104

(1)	All EPS figures shown reflect ADS ratio change effective January, 2010

Trina Solar Limited
Unaudited Consolidated Balance Sheets
(US dollars in thousands)

	December 31,	September 30,	December 31,
	2010	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$752,748	$776,576	$406,058
Restricted cash	38,035	51,718	72,006
Marketable securities	296	313	4,034
Inventories	79,126	110,092	81,154
Project Assets	34,979	29,808	1,938
Accounts receivable, net	377,317	378,507	287,950
Current portion of advances to suppliers	81,230	65,656	41,303
Prepaid expenses and other current assets, net	51,407	46,899	33,074

Total current assets	1,415,138	1,459,569	927,517
Property, plant and equipment	571,467	545,343	476,858
Prepaid land use rights	37,048	36,677	27,423
Advances to suppliers — long-term	93,248	92,320	105,188
Investment in affiliates	156	118	—
Deferred tax assets	14,667	12,987	9,926
Other noncurrent assets	365	1,142	1,786

TOTAL ASSETS	$2,132,089	$2,148,156	$1,548,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$158,652	$193,141	$267,428
Accounts payable	188,669	244,842	186,535
Income tax payable	34,157	33,263	12,874
Accured expenses and other current liabilities	82,328	118,706	48,564

Total current liabilities	463,806	589,952	515,401
Long-term bank borrowings	299,977	340,949	182,516
Convertible note payable	136,263	135,453	133,036
Accrued warranty costs	38,711	31,732	21,023
Other noncurrent liabilities	19,685	19,448	17,410

Total liabilities	958,442	1,117,534	869,386

Ordinary shares	40	40	35
Additional paid-in capital	642,830	640,850	459,519
Retained earnings	519,770	374,440	208,318
Other comprehensive income	11,007	15,292	11,440

Total shareholders’ equity	1,173,647	1,030,622	679,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,132,089	$2,148,156	$1,548,698

* Notes to unaudited consolidated financial statements:
On January 1, 2010, the Company adopted ASC 470-20 (former EITF 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible debt Issuance or Other Financing”). Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $4.1 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of $621,246 and $1,979,059 in the beginning balance of retained earnings on January 1, 2009 and 2010, respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the fourth quarter of 2009 amounting $342,243. The total interest expense recognized from amortization of convertible debt issuance costs, including the effect of adoption of ASC 470-20, was $2,357,733 for the fourth quarter of 2010.
In July, 2010 the Company was brought aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may become obligated to incur damages of up to approximately $4.0 million.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com